
TEAM MEMBER OF SelfDecode
Paving the way for
precision health.



Puya Yazdi, M.D. · 2nd

Co-Founder & Chief Science Officer & Chief Medical Officer @ SelfDecode | Genomics & AI Evangelist

Los Angeles Metropolitan Area · Contact info

500+ connections

1 mutual connection: Braden Koizumi

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SelfDecode

Keck School of Medicine of the University of Southern California

About

I am a physician-scientist with 15+ years of proven success in life sciences research and development. My mission in life is to bring the power and promise of genomics and AI to the masses. As an innovative thinker and executive, I believe in pairing my deep expertise in precision medicine with my passion for training, teaching, and leading to create dynamic teams capable of transforming the world.

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1,466 followers

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Experience

Chief Science Officer & Chief Medical Officer
SelfDecode
Sep 2019 - Present · 3 yrs 1 mo

Conceiving, designing, developing, implementing, leading, and launching an AI-based Precision Medicine platform that combines genomics with medical records.

Invest in SelfDecode: AI platform that provides personalized health recommendations based on DNA, labs and environment. | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

Chief Science Officer & Executive Medical Director
SelfHacked.com
Sep 2019 - Present · 3 yrs 1 mo

Master of medical content, author, reviewer, and regulatory swiss army knife.

Puya Yazdi, Author at SelfHacked
Author bio.

Founder & CEO/CSO
SYSTOMIC HEALTH LLC
Jul 2014 - Sep 2019 · 5 yrs 3 mos

Founded and funded a profitable biotechnology company that focused on providing genomics, bioinformatics, and precision medicine solutions to the life sciences industry. Previous clients ...see more

Co-Founder
AvaSun
2018 - 2019 · 1 yr

Developed from R&D research conducted at Systomic Health.

Avasun™ - Joint nutrition backed by science.
One pill a day joint nutrition supplement.

Medical Director
Cyvex Nutrition
Sep 2010 - Aug 2014 · 4 yrs

Lead and launched R&D projects, regulatory affairs, and medical communications.

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Education

Keck School of Medicine of the University of Southern California
Doctor of Medicine - MD

Stanford University School of Medicine
Pathology

UC Irvine
Bachelor's degree, Biology/Biological Sciences, General

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Skills

Genomics

Endorsed by 26 colleagues at SelfDecode

42 endorsements

Research and Development (R&D)

Endorsed by 24 colleagues at SelfDecode

37 endorsements

Artificial Intelligence (AI)

33 endorsements

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Publications

A review of the biologic and pharmacologic role of docosapentaenoic acid n-3

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Biochemistry and Biology of Avocado and Soy Unsaponifiables in Osteoarthritis

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Differential gene expression reveals mitochondrial dysfunction in an imprinting center deletion mouse model of Prader-Willi syndrome.

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Projects

Avasun

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SelfDecode V2

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Selfhacked Articles

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Interests

Influencers Companies Groups Schools



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